Exhibit 99.1

Sapiens to Announce Second Quarter 2015 Financial Results
on August 5, 2015

Holon, Israel – July 20, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it will report its financial results for the second quarter that ended on June 30, 2015 on Wednesday, August 5, 2015.

Management will host a conference call and webcast on August 5 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-281-1167

International: +972-3-918-0644

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at:
http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until August 12, 2015, as follows:

North America: 1-888-295-2634

International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of approximately 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Phone: +972-3-790-2026

U.S. Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com